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                                                                   EXHIBIT 3.3

                           CERTIFICATE OF AMENDMENT
                                      TO
                             AMENDED AND RESTATED
                         CERTIFICATE OF INCORPORATION
                                      OF
                               BEA SYSTEMS, INC.

     BEA Systems, Inc., a corporation organized and existing under the laws of the State of Delaware, (the "Corporation") hereby certifies as follows:

     FIRST: That, at a meeting of the Board of Directors of the Corporation held on February 22, 2000, the Board of Directors adopted a resolution proposing and declaring advisable the following amendment to the Amended and Restated Certificate of Incorporation of the Corporation:

            RESOLVED, that Article FOURTH of the Corporation's Amended and Restated Certificate of Incorporation shall be amended, subject to stockholder approval, to read in its entirety as follows:

          "FOURTH: The Corporation is authorized to issue two classes of shares, designated "Preferred Stock" and "Common Stock." The total number of shares which the Corporation is authorized to issue is One Billion Forty Million (1,040,000,000). One Billion Thirty-Five Million (1,035,000,000) shares shall be Common Stock, $0.001 par value, (the "Common Stock"), of which thirty-five million (35,000,000) shares are hereby designated Class B Common Stock. Five million (5,000,000) shares shall be Preferred Stock, $0.001 par value (the "Preferred Stock"). The undesignated shares of Preferred Stock shall be issued from time to time in one or more series. The Board of Directors is hereby authorized, within the limitations and restrictions stated in this Amended and Restated Certificate of Incorporation, to fix or alter the individual rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, the liquidation preference of any wholly unissued shares of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or any of them, and to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below
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     the number of shares of such series then outstanding.  In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series."

     SECOND: That the stockholders of the Corporation have approved at a Special Meeting of Stockholders held on April 6, 2000 said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

     THIRD: That the aforesaid amendment was duly adopted in accordance with applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

     IN WITNESS WHEREOF, BEA Systems, Inc. has caused this Certificate of Amendment to Amended and Restated Certificate of Incorporation to be signed by its Chief Executive Officer and attested to by its Secretary this 6th day of April, 2000.

                              BEA SYSTEMS, INC.



                              By _______________________________________
                                  William T. Coleman III
                                  Chief Executive Officer


ATTEST:



__________________________
Robert Donohue
Secretary